# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Catheter Precision, Inc., CIK 0001716621
CUSIP: 74933X708
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1670 Highway 160West Suite 205, Fort Mill, South Carolina (SC), 29708
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146372

## Reporting persons
- SEG JETS SPV I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,065,620; sole dispositive power 0; shared dispositive power 1,065,620; aggregate amount beneficially owned 1,065,620 (9.79% of the class)
  Comment: Based on 10,880,868 shares of Common Stock of the Issuer outstanding as verified with the Issuer on July 17, 2026.

## Item 1. Issuer
Name of issuer: Catheter Precision, Inc.
Address of issuer's principal executive offices: 1670 Highway 160West Suite 205 Fort Mill, SC 29708

## Item 2. Person Filing
Name of person filing: This statement is filed by SEG JETS SPV I, LLC, a Delaware limited liability company.
Address of principal business office or, if none, residence: The address of SEG JETS SPV I, LLC is 135 Sycamore Drive Roslyn, NY 11576.
Citizenship: SEG JETS SPV I, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SEG JETS SPV I, LLC: /s/ Joseph Reda, Joseph Reda/Manager (07/20/2026)